Exhibit 99.1

Beamr Issues Annual CEO Letter to Shareholders: From Validation to Execution in AI Video

In 2026, Beamr plans to build the foundations of its long-term growth by further developing solutions for video data in AI systems - both for human viewers and for machine vision

Herzliya, Israel, [    ] (GLOBE NEWSWIRE) -- Beamr Imaging Ltd. (NASDAQ: BMR), a leader in video optimization technology and solutions, today issued a Letter to Shareholders from Sharon Carmel, Chief Executive Officer.

Dear Shareholders:

As we enter 2026, I am pleased to share with you our key achievements last year and update you on our strategy to drive future growth. 2025 was a year of meaningful progress for Beamr as we validated our technology for the autonomous vehicle (AV) sector, strengthened our product line with AI-enhanced solutions, and continued to gain traction across verticals where video is central to business activity and its usage is growing rapidly, such as AV and media and entertainment (M&E).

Looking toward an exciting year ahead, we plan on executing our strategy to achieve long-term growth by further developing solutions for video data in AI systems, and transforming complex workflows into reliable, scalable, and monetizable pipelines - both for human viewers and for machine vision.

Leadership through Early Investment in AI-Driven Video Solutions

AI is transforming industries globally, making fast adoption of AI platforms and tools essential. Beamr recognized this early and acted in advance, well ahead of the current AI disruption in the markets. In 2021, we began integrating our patented Content-Adaptive Bitrate (CABR) video compression technology into GPUs (to learn more, watch my presentation from NVIDIA GTC 2025 here). Since then, we have continued to invest in AI-driven capabilities across our product line and operations, and we believe this positions us ahead of competitors who are only now beginning their AI adoption.

This early investment is already delivering results. GPU-accelerated video processing with CABR enables us to enrich video data with AI-driven capabilities in a unified process with video compression and optimization. Our recent innovations, including ML-safe video compression for the AV industry and real-time, cost-effective AI-powered quality enhancement to 4K, are a result of these AI-driven foundations. The adoption of AI tools across Beamr is very fast, enabling rapid execution. We are confident that Beamr is well positioned to deliver solutions to critical challenges for companies handling video and data on a large scale, and to convert our commercial pipeline into meaningful outcomes.

Strategic Opportunities in Video Validation Framework

Our competitive position rests on decades of deep expertise in perceptual video quality assessment. This capability, protected by patents and recognized with industry awards, represents a technical and business barrier that competitors cannot easily replicate.

In 2026, we plan to introduce this proprietary technology to video operators across M&E and AI industries that require proof that AI-enhanced and compressed video offers the visual quality human viewers and machines expect, while also managing infrastructure costs and operations. Without validation frameworks aligned to viewer expectations, operators hesitate to deploy innovative technologies at scale.

2025 Highlights

Validating our Technology for Machine Vision and Autonomous Vehicles

In 2025, we entered the AV market, as we moved from validating our offering toward to execution of our commercialization plan. We believe that our contribution to the AV market could be transformative, with the ability to deliver 20%-50% savings in storage costs alone. In addition, we can accelerate the end-to-end development pipeline for AV and machine vision applications, bringing efficiency to storage, processing, and training.

Our engagement with top-tier AV businesses further validates that our patented content-adaptive compression technology has the ability to address the critical demand for smart compression in the industry. The AV market is under the category of enterprise sales, which translates into long sales and commercial pipelines. This is why Beamr has significantly invested in, and has begun ramping up its efforts in sales, marketing, and sales related engineering.

ML-Safe Benchmark Tests

To evaluate our solution for AV and machine learning (ML), we performed a series of rigorous benchmark tests, using real-world AV footage and industry-standard models and metrics. Tests showed Beamr’s content-adaptive technology achieves up to 50% file size reduction over existing workflows while preserving ML model accuracy.

In August 2025, we published the results of these tests, following collaboration with the NVIDIA AV Infrastructure team. In December 2025, we published the results of a comparison between Beamr’s CABR and industry-standard compression, focusing on object detection and using industry-standard model and further confirming ML-safe compression. In January 2026, we published the results of CABR compression over NVIDIA’s recently published physical AI AV dataset – an already encoded dataset. Here again, testing showed 20%-50% file size reduction, while preserving the model’s output with remarkable fidelity across detection, localization, and confidence consistency.

Expand business growth through partnerships and presence in key industry events

To increase market awareness of our technology and strategic positioning, our sales and marketing activities supported our entry into the AV market, while strengthening our ongoing collaboration with our partners, NVIDIA and AWS.

In March 2025, I presented a session showcasing how AI algorithms reshape video quality and usability and improve the efficiency of video workflows, at NVIDIA GTC. In June, we participated in NVIDIA GTC Paris, where we launched our AV solution, and in September we joined IAA Mobility in Munich.

We are constantly exploring opportunities to advance our collaborations with our partners and leading global technology companies. In 2025, Beamr joined the AWS ISV Accelerate program, a global co-sell initiative for AWS partners, while demonstrating strong alignment with AWS’s go-to-market strategies and initiatives. In March 2025, Beamr solutions became available to members of NVIDIA’s startup and ISV programs at special rates. As part of this activity, we presented in: AWS Summit (New York, July), Oracle AI World (Las Vegas, October), AWS re:Invent 2025 (Las Vegas, December).

To support these efforts, we built internal validation, evaluation and onboarding tools used by sales and marketing teams to show before-and-after results, quantify efficiency and quality metrics, and support customer onboarding, trial result reviews, and event demonstrations. These sales and marketing efforts focused on differentiating Beamr in the video market and highlighting the value of our offerings to key and prospective customers.

In parallel to our product expansion and ecosystem partnerships, we significantly expanded our cloud-based evaluations and POC's during 2025 with leading AV stakeholders across North America and Europe. These engagements are actively progressing within our commercial pipeline as customers validate CABR integration into large-scale cloud video and AI data workflows. Early results demonstrate measurable infrastructure efficiencies while maintaining visual quality and machine learning model performance, accelerating customer decision processes and positioning us for broader commercial rollouts.

Leveraging AI for Video Workflows

During the past year, we showcased the relevance and capabilities of our CABR technology for AI video workflows that are transforming our target industries.

In January 2025, Beamr hosted a webinar titled: “The Future of AI Video – From Infrastructure to Experience” where we discussed the platforms and technologies that drive the AI video revolution, and explored the opportunities and challenges of AI -powered media content.

In September 2025, we participated in the IBC Show where we demonstrated real-time, cost-effective AI-powered quality enhancement to 4K, a unified workflow with CABR and NVIDIA RTX Video Super Resolution. This cost-effective solution for broadcasters and streamers of live events, such as sports matches and music concerts won the TV Tech best of show award.

During the event, Beamr COO, Haggai Barel, participated in a panel “Bringing AI Media Solutions to Market with NVIDIA”, discussing how GPU-accelerated video workflows advance technology, user-experience and monetization opportunities through AI enhancements. We also presented a session about our live 4K AI quality enhancement. Watch the presentation here.

Throughout 2025, we participated in other key events for the M&E industry:

●	In February, I delivered a keynote speech at the ACM Mile-High-Video 2025 conference titled “Is the future of video processing destined for GPU.” The conference is a flagship video formats and streaming event that is geared towards practicing engineers in areas related to media compression and streaming.

●	In April, Beamr received the NAB Show Product of the Year award for its solution enabling scalable, high-quality upgrades of video content to the AV1 codec. In October, we participated in the NAB Show in New York.

Additional highlights from 2025 include:

Strengthening the Team - During 2025, Beamr expanded its sales and marketing team with five new hires, including three U.S.-based team members to strengthen outreach and responsiveness in our key geographic market.

SOC 2 Compliance - Towards the end of 2025, we achieved SOC 2® Type II compliance, reinforcing Beamr’s enterprise-grade operations. The successful examination, performed by one of the top accounting firms in the world, validates that Beamr’s security controls, privacy, and operational practices meet rigorous standards across its products, in the cloud or on-premises deployments.

Investor Engagement - Throughout 2025, Beamr engaged actively with the investment community, including presentations at the A.G.P. Virtual Technology Conference, the Loop Capital Markets 2025 Investor Conference, the Ladenburg Thalmann Technology Innovation Expo, the H.C. Wainwright 27th Annual Global Investment Conference, and the ThinkEquity Conference. I also participated in an expert call with Loop Capital analyst Ananda Baruah, exploring innovation and opportunities in fast-growing video markets, AI, and generative AI.

2025 Financial Results

Regarding our financial results for 2025:

●	Revenues were $3.09 million for the year ended December 31, 2025, compared to $3.06 million for the year ended December 31, 2024, representing no material change year over year. The slight increase was primarily driven by new customer wins partially offset by other contracts that were not renewed.

●	Research and development expenses increased by $1.7 million, or 59%, to $4.6 million for the year ended December 31, 2025, from $2.8 million for the year ended December 31, 2024. The increase was primarily due to an increase of $1.1 million in salaries due to increased personnel and an increase of $0.5 million in professional fees due to additional sub-contractors and cloud costs.

●	Selling and marketing expenses increased by $1.68 million, or 248%, to $2.3 million for the year ended December 31, 2025, from $0.67 million for the year ended December 31, 2024. The increase was primarily due to an increase of $1.1 million in salaries due to increased personnel, an increase of $0.23 million related subcontractors and an increase of $0.27 million in conference costs, including travel and sponsorships.

●	General and administrative expenses decreased by $0.2 million, or 8%, to $2.2 million for the year ended December 31, 2025, from $2.4 million for the year ended December 31, 2024. The decrease was primarily due to fewer professional fees.

●	Financing income, net increased by $0.5 million, or 588%, to $0.45 million for the year ended December 31, 2025, from $(0.09) million for the year ended December 31, 2024. The increase was primarily driven by no change in the fair value of derivative warrant liability during 2025, compared to the loss recognized in 2024.

●	Net loss for the year ended December 31, 2025 was $6 million, or $0.39 basic net loss per ordinary share, compared to a net loss of $3.3 million, or $0.22 basic net loss per ordinary share, in the year ended December 31, 2024.

●	Beamr concluded the year of 2025 with $11.5 million in cash, cash equivalents and deposits, maintaining a solid balance sheet to support future initiatives.

We believe our early and sustained investment in AI, from GPU integration beginning in 2021, through the development of AI-driven products such as ML-safe compression for autonomous vehicles - gives us a meaningful advantage as these markets scale.

In 2026, we are focusing our sales and marketing efforts on a limited number of higher-priority and potentially higher-impact opportunities with global industry leaders, some of whom we are already in discussions with. We will refer to such industry leaders as “lighthouse” accounts, upon the signing of definitive agreements, and further invest in extended evaluation and integration cycles by design, reflecting the mission critical role video plays in their core infrastructure and decision-making pipelines. Success with these potential “lighthouse” customers would help to meaningfully validate our business approach, accelerate broader market adoption, and expand our addressable footprint well beyond the initial deployment scope.

We believe that Beamr’s technology, partnerships, and operational readiness are well positioned to convert our pipeline momentum in autonomous vehicles, machine vision and AI video workflows into tangible commercial outcomes during this year.

Respectfully,

Sharon Carmel
Chief Executive Officer, Beamr Imaging Ltd.

A copy of Beamr’s annual report on Form 20-F for the year ended December 31, 2025 has been filed with the U.S. Securities and Exchange Commission at https://www.sec.gov/ and posted on Beamr’s investor relations website at https://www.investors.beamr.com/. Beamr will deliver a hard copy of its annual report, including its complete audited consolidated financial statements, free of charge, to its shareholders upon request at investorrelations@beamr.com.

About Beamr

Beamr (Nasdaq: BMR) is a world leader in content-adaptive video compression, trusted by top media companies including Netflix and Paramount. Beamr’s perceptual optimization technology (CABR) is backed by 53 patents and a winner of Emmy® Award for Technology and Engineering. The innovative technology reduces video file sizes by up to 50% while preserving quality and enabling AI-powered enhancements.

Beamr powers efficient video workflows across high-growth markets, such as media and entertainment, user-generated content, machine learning, and autonomous vehicles. Its flexible deployment options include on-premises, private or public cloud, with convenient availability for Amazon Web Services (AWS) and Oracle Cloud Infrastructure (OCI) customers.

For more details, please visit www.beamr.com or the investors’ website www.investors.beamr.com

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. Forward-looking statements in this communication may include, among other things, statements about Beamr’s strategic and business plans, technology, relationships, objectives and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and condition. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on February 26, 2026 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of the date hereof and the Company undertakes no duty to update such information except as required under applicable law.

Investor Contact:
investorrelations@beamr.com